Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Developments

The Chilean Government

On October 9, 2024, the Chilean government submitted a bill to Congress that would create a new public funding system for higher education students that do not qualify for free tuition programs and address student debt (Financiamiento para la Educación Superior or “FES”). The bill aims to: (i) relieve some of the student debt based on fairness and merit criteria; (ii) restructure repayment terms of outstanding debt through the Reorganization and Debt Forgiveness Educational Plan (Plan de Reorganización y Condonación de Deudas Educativas); and (iii) replace the State Guarantee Credit (Crédito con Aval del Estado or “CAE”) — a program that offers state-guaranteed bank loans to students enrolled in accredited higher education institutions in Chile — with a new public financing scheme for higher education, to be financed through contributions to be made by students adhering to this new scheme after graduation. The bill also includes tax incentives for those who have paid off their student debt. The Chamber of Deputies is currently debating the bill, which was approved by the Education Committee on December 17, 2024, and may undergo amendments as it goes through the legislative process.

On October 16, 2024, the Chilean government submitted a constitutional reform bill to Congress aimed at amending the judicial appointment system and establishing a Judicial Appointments Council to reform the process for appointing judges and court ministers at various levels. The proposed Judicial Appointments Council will be responsible for selecting candidates based on objective, merit-based criteria. The bill also seeks to separate the administrative and jurisdictional functions of the Supreme Court by transferring administrative management to an autonomous entity accountable to the Office of the Comptroller General of the Republic. If approved, the bill will allow associations of professionals, such as the Chilean bar association, to judicially request the application of sanctions to those individuals exercising a certain profession, regardless of their affiliation The bill is currently under discussion in the Chamber of Deputies and is expected to undergo amendments as it progresses through the legislative process. On October 29, 2024, the Chamber of Deputies merged this bill with others already submitted to Congress.

On December 3, 2024, the Chilean government submitted a bill to Congress to address the so called “Historical Teachers’ Debt,” stemming from salary discrepancies after educational administration was transferred from the Chilean government to municipalities. The bill proposes a one-time individual payment of Ps. 4.5 million (inflation-adjusted) to approximately 57,560 eligible teachers who are still alive. The payment would be disbursed progressively over six years, from October 2025 to January 2031. Additionally, the bill includes provisions for the payments to be transferable if the eligible recipient passes away during the process. The payment would be exempt from taxes, contributions, or any other deductions. The bill is currently being discussed in the Chamber of Deputies and is likely to be amended as it progresses through the legislative process.

On December 4, 2024, Congress approved the law that creates the Ministry of Public Security, which is vested with powers that were formerly attributed to the Ministry of Interior and Public Security (Ministerio del Interior y Seguridad Pública). This new ministry will be dedicated exclusively to security and crime prevention tasks, and will be in charge of coordinating a new security system composed of the Chilean Police, Investigative Police, Gendarmerie (Gendarmería), National Intelligence Agency, sectorial ministries, regional governments, and municipalities based on a joint strategy through councils of public security and prevention of crime. The law is currently pending publication in the Official Gazette, and will become effective six months after the publication of a Decree to be issued by the President determining the Ministry of Public Security’s personnel.

On December 11, 2024, Congress passed the new Anti-Terrorism Law aimed at modernizing and strengthening the existing law. The main reforms include: (i) criminalizing membership in a terrorist association, regardless of whether the members actually carry out the crimes for which it is formed; (ii) clarifying the definition of “terrorist crime” to overcome the difficulty of proof that the existing law posed; (iii) creating special investigative and protection measures; (iv) giving authority on anti-terrorism matters to the newly established Ministry of Public Security; and (v) enabling cases from regional courts to be transferred to courts in Santiago. The law is currently pending publication in the Official Gazette.

On December 18, 2024, Congress passed a law that gives public sector workers a general salary raise and Christmas bonuses, among other benefits. The main provision of the bill is a total increase of 4.9% in public sector workers’ wages, which will be implemented gradually until June 2025. The bill is expected to cost the Chilean government US$2.4 billion between 2024 and 2025. The law is currently pending publication in the Official Gazette.

Financial Sector

On October 28, 2024, the Financial Market Commission (the “CMF”) issued General Rule No. 519 (Norma de Carácter General N° 519) amending General Rules Nos. 30 and 461 regarding integrated annual reporting. A key change introduced by this regulation is that securities issuers will have to disclose sustainability information according to the IFRS S1 and S2 standards established by the International Sustainability Standards Board (ISSB). This requirement will apply to the 2026 fiscal year, and issuers must submit their first reports in 2027. Additionally, issuers whose consolidated assets are below one million Unidades de Fomento (approximately US$40 million) are exempt from preparing a full integrated annual report and must produce a simplified report, or have the option to voluntarily follow the full standard as specified in the regulation.

On December 2, 2024, the CMF issued General Rule No. 524 (Norma de Carácter General N° 524), introducing certain amendments to General Rule No. 502 about the registration, authorization and obligations of financial service providers under Law No. 21,521 (or Fintech Law).

On December 23, 2024, the CMF issued General Rule No. 527 (Norma de Carácter General N° 527), which amends General Rules Nos. 507 and 468, relating to the quality of risk management for general fund managers and minimum equity and guarantee requirements for these entities and those that manage third-party assets. The rule details the evaluation process that the CMF will use to check corporate governance and risk management systems, as part of the CMF’s risk-based supervision. The evaluation results could increase minimum equity and guarantee requirements if an entity's risks are not well managed, and could harm the entity’s solvency, public trust, or financial stability. Also, the rule amends the minimum capital requirement for general fund managers. Instead of a paid-in capital of 10,000 Unidades de Fomento (approximately US$400,000), they must keep a minimum equity as set by the regulations, which will be the higher of 5,000 Unidades de Fomento (approximately US$200,000) or 3% of risk-weighted assets. Both changes have legal vacancy provisions and will take full effect between January 1, 2026, and July 1, 2027.

Tax

On October 24, 2024, Law No. 21,713 was published in the Official Gazette, introducing measures to ensure compliance with tax obligations in line with Chile’s economic growth and fiscal responsibility objectives. The law came into effect on November 1, 2024, although several provisions will be phased-in over time. The key aspects of this law, among others, relate to: (i) corporate reorganizations, including the legal recognition of international reorganizations, and the requirements allowing the Chilean Internal Revenue Service to appraise reorganization transaction values; (ii) international taxation, including the strengthening of transfer pricing rules, modifications regarding the relationship rules in the case of provisions associated with controlled foreign corporations, and the substitution of the definition of jurisdictions with a preferential tax regime; (iii) a specific voluntary disclosure program regarding assets and income abroad not timely declared or taxed in Chile; (iv) modifications regarding the procedure to request information subject to bank secrecy; (v) multiple amendments regarding audit matters, including reporting obligation for digital platforms, the calculation of default interest, audit processes, tax penalties and infractions, among others; (vi) value added tax (“VAT”), including modifications on the VAT applicable to digital services and the refund of export VAT process; (vii) modifications to the Tax Ombudsman; and (viii) general anti-avoidance rules, maintaining a judicial procedure, but preceded by the opinion of a newly created executive committee responsible for recommending whether the general anti-avoidance rules should be applied.

Energy

On November 4, 2024, Law No. 21,711 was published in the Official Gazette, amending Law No. 19,657 on geothermal energy concessions to facilitate the development of shallow geothermal energy projects. The Ministry of Energy is responsible for issuing regulations that specify the criteria and requirements for registering such projects.

On December 27, 2024, Law No. 21,721, the “Energy Transition Law” was published in the Official Gazette. This law is aimed at modernizing and optimizing the regulation of the electricity sector in Chile, promoting efficiency, transparency and responsiveness to the demands and needs of users. The Energy Transition Law (i) incorporates the energy storage systems as part of the means connected to distribution and transmission networks; (ii) introduces specific criteria to zonal transmission expansion based on impact, capacity, and location; (iii) excludes necessary and urgent works from the normal planning process, establishing cost limits and technical requirements for their approval and bidding processes; and (iv) amends procedures and criteria for expansion works, including that generation companies may propose and finance expansion works under their responsibility to maximize the use of their generation capacity. Moreover, the law addresses transmission delays in regions like Ñuble and Maule, supports decarbonization, and ensures resilience in transmission infrastructure. The law aims to attract significant investments, create jobs, and improve quality of life in the region, positioning it as a hub for sustainability and economic development.

Personal Data

On December 13, 2024, Law No. 21,719 was published in the Official Gazette, amending Law No. 19,628 on Personal Data Protection. The law is inspired by the European Union’s General Data Protection Regulation and aims to enhance privacy standards while balancing the free flow of information. Key amendments include (i) the creation of the Personal Data Protection Agency, (ii) increased obligations for data controllers, (iii) strengthening of access, rectification, cancellation and opposition rights, (iv) introduced the right to portability of personal data, allowing holders to request and obtain copies of their personal data in a format that can be operated by different systems, as well as to communicate or transfer it to another data controller; and (v) significant sanctions of up to 20,000 Unidades Tributarias Mensuales (approximately US$1.4 million). The law will take effect in December 2026, following a transitional period.

Consumer Protection

On November 15, 2024, Law No. 21,708 was published in the Official Gazette, amending Law No. 19,496 on Consumers' Rights Protection, and introducing new obligations for telecommunications service providers. The main provisions of the law require that: (i) telecommunications companies must inform customers, at their own cost, about cheaper or more beneficial plans; (ii) information must be included in the bill, and may also be sent by email (except for customers who have unsubscribed from promotional communications); (iii) companies must allow users to change plans without any fees; and (iv) companies must update pricing and plan information regularly on their digital platforms.

2025 Budget

On December 13, 2024, Law No. 21,722 was published in the Official Gazette, approving the 2025 budget (“2025 Budget”) as submitted by the Chilean government to Congress in September 2024. The following table sets forth the main macroeconomic assumptions underlying the 2025 Budget when the bill was submitted to Congress:

2025 Budget Assumptions

Real GDP growth (% change compared to the prior year)	2.7
Real domestic demand growth (% change compared to the prior year)	3.4
CPI (% change December 2022/2023 compared to December 2023/2024, as applicable)	4.2
Annual average nominal exchange rate (Ps./US$1.00)	887
Annual average copper price (US$ cents per pound)	430
Source: Chilean Budget Office.

Under these assumptions, projected central government revenues, when measured in constant pesos of 2025, are expected to reach Ps.79,288 billion in 2025. Projected central government expenditures, when measured in constant pesos of 2025, are expected to reach Ps.82,532 billion in 2025. As a result, the effective deficit is expected to amount to 1.1% in 2025, while the central government’s gross debt is expected to reach 41.3% of GDP in 2025.

While the government believes that its assumptions and targets for the Chilean economy included in the 2025 Budget were reasonable when formulated, actual outcomes are beyond its control or significant influence, and will depend on future events. Accordingly, the government’s fiscal performance could differ from the assumptions, targets and estimates set forth in the relevant budget. Furthermore, the government may subsequently adjust the macroeconomic assumptions to reflect the latest developments relating to domestic and external factors.

Municipal Elections

There are 345 municipalities in Chile, each administered by a mayor and a municipal council, composed of six, eight or 10 councilors, depending on the number of electors in each municipality. Municipal elections are held every four years, with the most recent elections held on October 26 and October 27, 2024. Elected mayors assumed office on December 6, 2024. The next election is scheduled for October 2028.

The following table sets forth the outcome of the most recently held mayoral elections by pact or alliance:

Municipal Elections 2024 — Mayors

	Votes	Percentage
Chile Vamos (Center-Right)	3,106,176	26.52
Contigo Chile Mejor (Center-Left)	3,519,774	30.06
Partido Social Cristiano (Right)	385,807	3.29
Republicanos (Right)	488,587	4.17
Independent	3,557,965	30.38
Others(1)	642,509	5.48
Total	11,710,726	100.00

(1)	Izquierda Ecologista Popular, Izquierda de Trabajadores, Partido de la Gente, Centro Democrático, Ecologistas, Animalistas.

Regional Elections

In accordance with Law No. 20,990, Chile is divided into 16 regions administered by a regional government, whose purpose is the social, cultural and economic development of the relevant region. The regional government consists of a regional governor and a regional council. Both the councilors and the regional governor are elected every four years for a four-year term by universal suffrage and direct voting.

The election for regional governors took place on October 26 and 27, 2024. With the exception of Tarapacá, Ñuble, Los Ríos, Aysén and Magallanes, where the candidates were elected on their respective first round, a second-round election was held on November 24, 2024 between the two candidates with the highest number of votes.

Regional councils have between 14 and 34 members, depending on the population of each region. Until the enactment of Law No. 20,678 on June 13, 2013, members of regional councils were designated by members of the municipal councils. Since such date, members of regional councils have been elected by popular vote. The first election of regional council members took place in November 2013 and the most recent election took place in October 2024. The next election is scheduled for October 2028.

The following table sets forth the results of the regional governor elections held on October 26 and 27, and November 24, 2024, by pact or alliance:

Regional Elections (Regional Governors)

2024
Chile Vamos (Center Right)	6
Por Chile y sus Regiones (Center-Left)	7
Independent	2
Tu Región Radical	1
Total	16

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec
(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2024
January	2.5	(0.9)	3.0
February	4.6	10.9	3.7
March	0.7	8.8	(0.6)
April	4.0	2.2	4.1
May	0.8	7.8	(0.2)
June	(0.1)	7.8	(1.2)
July	4.2	5.1	4.2
August	2.3	9.3	1.4
September	0.3	1.3	0.4
October	2.3	3.5	2.3

Source: Chilean Central Bank.

The following table sets forth certain macroeconomic performance indicators for the periods indicated:

	Current Account (millions of US$)(1)	GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
2024
First quarter	(360.2)	2.5	2.0
Second quarter	(2,423.6)	1.6	(1.4)
Third quarter	(3,139.6)	2.3	0.5

Notes:

(1) Current account data for the periods indicated.

(2) Compared to the same period in prior year.

Source:  Chilean Central Bank.

Gross Domestic Product

In the nine-month period ended September 30, 2024, real GDP increased 2.1% compared to the same period in 2023. During the nine-month period ended September 30, 2024, aggregate domestic demand increased 0.3%, gross fixed capital formation decreased 3.1%, total consumption increased 1.4%, exports increased 5.5% and imports decreased 0.1%, in each case in real terms and compared to the same period in 2023.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Nine-month periods ended September 30,
	2023	2024
Nominal GDP	207,378	224,981
Aggregate domestic demand	204,755	215,811
Gross fixed capital formation	49,378	52,178
Change in inventories	(812)	(1,269)
Total consumption	156,189	164,902
Private consumption	125,345	131,314
Government consumption	30,845	33,587
Total exports	64,445	77,535
Total imports	61,822	68,365
Net exports	2,623	9,170

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous period prices, in billions of Chilean pesos)

	Nine-month periods ended September 30,
	2023	2024
Real GDP	150,466	153,632
Aggregate domestic demand	154,370	154,832
Gross fixed capital formation	35,456	34,344
Change in inventories	(37)	(138)
Total consumption	118,950	120,626
Private consumption	94,457	95,346
Government consumption	24,638	25,456
Total exports	38,235	40,342
Total imports	42,810	42,781
Net exports	(4,576)	(2,439)

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 73.3% in the nine-month period ended September 30, 2024. Government consumption was 14.9% in the nine-month period ended September 30, 2024. Another key component of demand, gross fixed capital formation, was 23.2% of GDP in the nine-month period ended September 30, 2024 and 23.8% in the nine-month period ended September 30, 2023.

The following table presents nominal GDP by categories of aggregate demand for the periods indicated:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Nine-month periods ended September 30,
	2023	2024
Nominal GDP (in billions of Chilean pesos)	207,378	224,981
Domestic absorption	98.7	95.9
Total consumption	75.3	73.3
Private consumption	60.4	58.4
Government consumption	14.9	14.9
Change in inventories	(0.4)	(0.6)
Gross fixed capital formation	23.8	23.2
Exports of goods and services	31.1	34.5
Imports of goods and services	29.8	30.4

Source: Chilean Central Bank.

Savings and Investment

In the nine-month period ended September 30, 2024, total gross savings (or domestic gross investment) reached 22.6% of GDP, a decrease in relation to the 23.4% of GDP reached in the same period in 2023.

The following table presents information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	Nine-month periods ended September 30,
	2023	2024
National savings	20.1	20.5
External savings	3.3	2.2
Total gross savings or domestic gross investment	23.4	22.6

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the nine-month period ended September 30, 2024, the primary sector increased by 3.0% (representing 17.4% of total nominal GDP), the manufacturing sector increased 1.3% (representing 8.7% of total nominal GDP), and the services sector increased by 2.2% (representing 64.5% of total nominal GDP), in each case, compared to the nine-month period ended September  30, 2023 and in real terms. The increase in the primary sector was driven by an increase in mining and copper, and the increase in the manufacturing sector was driven mainly by an increase in chemical and metal products. The increase in the services sector was mainly driven by an increase in the electricity, oil, gas and water and in the transport sectors.

The following tables present changes in real GDP by sector and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Nine-month periods ended September 30,
	2023		2024
Primary sector		15.3		17.4
Agriculture, livestock and forestry		3.0		3.2
Fishing		0.5		0.5
Mining		11.8		13.6
Copper		8.5		11.2
Other		3.3		2.4
Manufacturing sector		9.3		8.7
Foodstuffs, beverages and tobacco		3.9		3.7
Textiles, clothing and leather		0.1		0.0
Wood products and furniture		0.4		0.4
Paper and printing products		0.5		0.6
Chemicals, petroleum, rubber and plastic products		2.0		1.6
Non-metallic mineral products and base metal products		0.5		0.4
Metal products, machinery and equipment and miscellaneous manufacturing		1.9		1.9
Services sector		65.5		64.5
Electricity, oil and gas and water		2.7		3.3
Construction		5.7		5.7
Trade and catering		11.3		10.5
Transport		5.3		5.3
Communications		2.5		2.4
Financial services		12.5		12.2
Housing		8.3		8.1
Personal services		12.6		12.5
Public administration		4.6		4.4
Subtotal		90.1		90.5
Net adjustments for payments made by financial institutions, VAT and import tariffs		9.9		9.5
Total GDP		100.0		100.0
Nominal GDP (in billions of Chilean pesos)	Ps.	207,378	Ps.	224,981

Source: Chilean Central Bank.

Change in GDP by Sector
(% change from same period in previous year, except as indicated)

	Nine-month periods ended September 30,
	2023		2024
Primary sector		0.4		3.0
Agriculture, livestock and forestry		(1.5)		(1.0)
Fishing		8.3		(6.4)
Mining		0.5		5.7
Copper		(1.6)		3.8
Other		8.9		10.7
Manufacturing sector		1.5		1.3
Foodstuffs, beverages and tobacco		(0.0)		(0.6)
Textiles, clothing and leather		0.5		(7.2)
Wood products and furniture		(12.8)		1.7
Paper and printing products		0.4		10.0
Chemicals, petroleum, rubber and plastic products		6.0		3.2
Non-metallic mineral products and base metal products		1.9		(4.0)
Metal products, machinery and equipment and miscellaneous manufacturing		4.4		1.3
Services sector		1.4		2.2
Electricity, oil and gas and water		15.3		11.8
Construction		0.6		0.5
Trade and catering		(2.5)		2.4
Transport		(0.7)		6.3
Communications		1.2		(0.3)
Financial Services		1.5		(1.0)
Housing		2.0		1.8
Personal Services		2.7		2.9
Public Administration		0.6		2.4
Subtotal		0.2		2.1
Net adjustments for payments made by financial institutions, VAT and import tariffs		(8.1)		(0.3)
Total GDP		0.2		2.1
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	150,466	Ps.	153,632

Source: Chilean Central Bank.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a deficit of US$2,481 million for the nine-month period ended September 30, 2024, compared to a surplus of US$2,315 million for the same period in 2023.

Current Account

Chile’s current account recorded a deficit of US$5,203 million for the nine-month period ended September 30, 2024, compared to a deficit of US$8,240 million for the same period in 2023.

The merchandise trade surplus increased to US$16.9 billion for the nine-month period ended September 30, 2024, compared to US$11.5 billion for the same period in 2023, driven by a decrease in merchandise imports, which accounted for US$57.3 billion for the nine-month period ended September 30, 2024, compared to US$59.6 billion for the same period in 2023. The increase in the merchandise trade surplus was also driven by an increase in merchandise exports, which accounted for US$74.2 billion for the nine-month period ended September 30, 2024, compared to US$71.1 billion for the same period in 2023.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$27.5 million for the nine-month period ended September 30, 2024, compared to a surplus of US$56.7 million for the same period in 2023.

The financial account registered a deficit of US$9.2 billion for the nine-month period ended September 30, 2024, compared to a deficit of US$9.4 billion for the same period in 2023. This decrease in the deficit was mainly due to a decrease in net portfolio investment.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payment
(in millions of US$)

	Nine-month period ended September 30,
	2023	2024
Current account
Current account, net	(8,240)	(5,203)
Goods and Services, net	3,314	9,840
Merchandise Trade Balance	11,495	16,915
Exports	71,096	74,212
Imports	59,601	57,296
Services	(8,181)	(7,076)
Credits	7,273	8,378
Debits	15,454	15,454
Income, net	(12,144)	(15,363)
Income from investment	(11,688)	(14,896)
Income from direct investment(1)	(9,011)	(12,980)
Abroad	5,233	4,345
From abroad	14,244	17,325
Income from portfolio investment	(1,746)	(1,552)
Dividends	716	1,159
Interest	(2,461)	(2,710)
Income from other investment	(931)	(364)
Credits	1,210	1,649
Debits	2,140	2,013
Current transfers, net	591	321
Credits	2,414	2,113
Debits	(1,824)	(1,793)
Capital and financial accounts
Capital and financial accounts, net	(9,402)	(9,162)
Capital account, net	57	28
Financial account, net	(9,459)	(9,189)
Direct investment, net	(12,737)	(11,776)
Direct investment abroad	5,685	1,108
Shares and other capital	1,524	(806)
Earnings reinvested	3,443	915
Debt instruments(2)	718	999
Direct investment to Chile	18,422	12,883
Shares and other capital	9,789	2,622
Earnings reinvested	7,215	8,517
Debt instruments(2)	1,419	1,744
Portfolio investment, net	7,154	4,021
Assets	6,753	7,209
Liabilities	(401)	3,187
Financial Derivatives, net	2,782	2,728
Other Investment, net(3)	(2,291)	(199)
Assets	1,469	3,554
Commercial credits	(1,868)	812
Loans	368	(14)
Currency and deposits	2,953	2,719
Other assets	15	36
Liabilities	996	1,015
Commercial credits	(574)	83
Loans(3)	4,072	1,452
Currency and deposits	(2,508)	(519)
Other liabilities	0	0
Assets in reserve, net	2,315	(2,481)
Errors and omissions, net	2,315	(4,014)
Financial account (excluding change in reserves)	(27,932)	(10,345)
Total balance of payments	2,315	(2,481)

Notes:

(1)	Includes interest.
(2)	Includes trade credits, loans, currency and deposits.
(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports for the nine-month period ended September 30, 2024, were China (which accounted for 24.2% of total imports), the United States (19.7%), Brazil (9.1%), Argentina (8.3%), Germany (3.3%) and Japan (2.4%). The primary destinations of Chile’s exports for the nine-month period ended September 30, 2024, were China (which received 37.4% of Chile’s total exports), the United States (15.7%), Japan (8.3%), South Korea (5.1%) and Brazil (5.2%). For the nine-month period ended September 30, 2024, Chile’s exports to Asia, as a percentage of total exports, decreased to 56.9% from 57.1% in 2023, while the proportion of Chile’s exports to the United States decreased to 15.7% from 15.9% for the same period in 2023.

For the nine-month period ended September 30, 2024, merchandise exports totaled US$74.2 billion and merchandise imports totaled US$57.3 billion. Intermediate goods, such as oil and other fossil fuels, accounted for 53.6% of total imports for the nine-month period ended September 30, 2024 reflecting no significant variation compared to the same period in 2023. Imports of consumer goods amounted to 27% of total imports for the nine-month period ended September 30, 2024, which were higher compared to the same period in 2023. Imports of capital goods accounted for 19.4% of total imports for that period compared to 20.5% for the same period in 2023.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Nine-month period ended September 30,
	2023	2024
Exports (FOB)
Americas:
Argentina	1.0	0.7
Brazil	4.3	5.2
Mexico	1.8	1.7
United States	15.9	15.7
Other	8.2	7.3
Total Americas:	31.3	30.6
Europe:
France	1.1	1.2
Germany	1.1	1.1
Netherlands	1.8	1.9
Spain	1.3	1.9
United Kingdom	0.5	0.6
Other	4.4	4.5
Total Europe:	10.2	11.2
Asia:
Japan	7.0	8.3
South Korea	6.6	5.1
Taiwan	1.4	1.0
China	38.2	37.4
Other	4.0	5.1
Total Asia:	57.1	56.9
Other:(1)	1.3	1.3
Total exports:	100%	100%
Imports (CIF)
Americas:
Argentina	6.4	8.3
Brazil	10.4	9.1
Mexico	2.1	2.3
United States	20.3	19.7
Other	8.9	8.5
Total Americas:	48.2	47.9
Europe:
France	1.4	1.4
Germany	3.5	3.3
Netherlands	0.6	0.6
Spain	2.2	2.3
United Kingdom	0.6	0.6
Other	6.6	6.8
Total Europe:	14.9	15.1
Asia:
Japan	2.7	2.4
South Korea	1.7	1.8
Taiwan	0.3	0.3
China	23.1	24.2
Other	5.5	5.5
Total Asia:	33.3	34.2
Other:(1)	3.7	2.8
Total imports:	100%	100%

Notes:

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

For the nine-month period ended September 30, 2024, exported services increased 15% and imported services reflected no significant variation compared to the same period in 2023.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On December 18, 2024, the Chilean Central Bank lowered the Tasa de Política Monetaria (“TPM”) to 5.0%, mainly to follow the decreasing trend in inflation, which was still above the 3.0% (+/-1.0%) target band.

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the periods indicated:

Inflation
(% change from the previous period)

	CPI	PPI(1)
Year ended December 31, 2023	3.4	(0.7)
Eleven-month period ended November 30, 2024	4.2	11.7

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source: CPI Report, National Institute of Statistics.

Exchange Rate Policy

The Chilean peso traded at Ps. 999.84/US$1.00 on January 3, 2025.

Observed Exchange Rates
(Chilean pesos per US$)

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	945.601	781.49	839.07	884.59
Year ended December 31, 2024	996.35	877.12	943.58	992.12
January 2025 (through January 3, 2025)	999.84	996.64	998.15	999.84

Notes:

(1)	Represents the average daily rates for the period indicated.

Source: Chilean Central Bank.

Unidades de Fomento

On January 6, 2025, one Unidad de Fomento was equal to Ps. 38,431.55.

The following table shows the high, low, average and period-end Unidades de Fomento expressed in Chilean Peso for the periods indicated:

UF Values expressed in Chilean Peso

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	36,789.36	35,122.26	35,974.37	36,789.36
Year ended December 31, 2024	38,416.69	36.679,62	37,508.22	38,416.69
January 2025 (through January 6, 2025)	38,424.12	38,419.17	38,421.65	38,424.12

Notes:

(1)	Represents the average daily rates.

Source: Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$41.2 billion as of October 31, 2024, compared to US$38.9 billion as of October 31, 2023.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of October 31,
	2023	2024
Chilean Central Bank:
Assets:
Gold	16	22
Special Drawing Rights (SDRs)	3,328	3,451
Reserve position in the IMF	651	581
Foreign exchange and bank deposits	1,939	2,290
Securities	36,634	38,278
Other assets(1)	—	—
Total	42,567	44,622
Liabilities
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	—	—
Accounts with international organizations	82	83
SDR allocations	3,304	3,340
Short Term Liabilities	308	0
Total	3,695	3,423
Total international reserves, net	38,873	41,199

Notes:

(1)	Includes reciprocal credit agreements with central banks members of the Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following table sets forth the monetary aggregates as of the dates indicated:

Monetary Aggregates
(in billions of Chilean pesos)

	As of September 30,
	2023	2024
Currency in circulation	10,562.4	10,356.5
Demand deposits at commercial banks	7,724.5	8,268.5
Monetary Base	18,286.9	18,625.0
Currency in circulation	10,562.4	10,356.5
Demand deposits at commercial banks	44,476.1	46,198.6
M1(1)	55,038.5	56,555.1
Total time and savings deposits at banks	120,716.4	129,440.0
Others	2,028.6	3,009.6
M2(2)	177,783.6	189,004.7
Foreign currency deposits at Chilean Central Bank	30,603.4	31,637.2
Documents of Chilean Central Bank	19,999.0	17,096.2
Letters of Credit	88.1	73.8
Private Bonds	35,995.8	36,988.4
Others	60,782.8	77,646.9
M3(3)	325,252.6	352,447.2

Notes:

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following tables show changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from September 30, 2023)

As of September 30, 2024
M1 (% change)	2.8
M2 (% change)	6.3
Credit from the financial system (% change)	2.8
Average annual Chilean peso deposit rate (%)(1)	0.8

Notes:

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of September 30,
	2023	2024
Liquidity aggregates (at period end)	16,561	16,783
Monetary base:
Currency, excluding cash in vaults at banks	10,562	10,357
M1(1)	55,038	56,555
M2(2)	177,784	189,005
M3(3)	325,253	352,447
Credit aggregates (at period end):
Private sector credit	222,867	226,904
Public sector credit	15,551	21,065
Total domestic credit(4)	198,086	201,320
Deposits:(4)
Chilean peso deposits	184,705	195,229
Foreign-currency deposits	37,885	37,411
Total deposits	222,590	232,640

Notes:

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.
(2)	M1 plus Chilean peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at the Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of October 31, 2024
	Assets		Loans		Deposits		Shareholder’s Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private sector banks	354,200	84.9%	323,189	84.7%	179,109	83.0%	31,011	87.0%
Foreign owned private sector banks(2)	1,770	0.4%	1,012	0.3%	489	0.2%	757	2.1%
Private sector total	355,970	85.4%	324,202	85.0%	179,598	83.2%	31,768	89.2%
Banco Estado	61,085	14.6%	57,223	15.0%	36,201	16.8%	3,862	10.8%
Total banks	417,055	100.0%	381,425	100.0%	215,799	100.0%	35,630	100.0%

Notes:

(1)            Corresponds to the “Capital Básico”, which includes capital and reserves.

(2)            Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of October 31, 2024 would be as follows: assets: 41.0%, loans: 40.9%, deposits: 35.1% and shareholders’ equity: 42.5%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the five largest Chilean private sector banks, state owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of October 31, 2024
	In billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	68,238.6	17.2%
Banco del Estado de Chile	58,085.0	14.6%
Banco de Chile	52,042.0	13.1%
Banco de Crédito e Inversiones	80,997.7	20.4%
Banco Itaú Chile	42,739.9	10.8%
Other banks	94,470.1	23.8%
Total Banking System	396,573.3	100.0%

Source: CMF

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	As of October 31,
	2023	2024
Return on assets	0.9	1.1
Return on equity	11.9	12.3
Non-performing loans as a percentage of total loans	2.1	2.4
Gross operational margin/assets	1.2	1.4
Operating expenses/operating revenue	112.6	112.7
Operating expenses/average total assets	1.4	1.6

Source: CMF

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of September 30, 2024:

Total Assets of Institutional Investors
(in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
As of September 30, 2024	194.3	73.9	71.4	n.a.	n.a.	339.6

Notes:

(1)            Includes international investment funds.

n.a.= Not available

Source: CMF, Superintendency of Pensions.

Public Sector Finances

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances (in billions of US$ and % of total GDP)

	Nine months ended September 30,
	2023		2024
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	58.5	23.2	51.6	21.5
Net taxes(1)	45.8	18.1	42.5	17.7
Copper revenues(2)	1.1	0.4	1.0	0.4
Social Security contributions	2.9	1.2	2.9	1.2
Donations	0.1	0.0	0.1	0.0
Real property incomes	4.5	1.8	1.3	0.5
Operational revenues	1.2	0.5	1.2	0.5
Other revenues	3.0	1.2	2.7	1.1
Expenditures	55.2	21.8	52.2	21.8
Wages and salaries	12.5	4.9	12.2	5.1
Goods and services	4.7	1.9	4.8	2.0
Interest on public debt	3.1	1.2	3.3	1.4
Transfer payments	22.3	8.8	20.2	8.4
Transfers to social security	12.4	4.0	11.5	4.8
Others	0.2	0.1	0.3	0.1
Capital Revenues and Expenditures
Revenues	0.0	0.0	0.0	0.0
Asset sales	0.0	0.0	0.0	0.0
Expenditures	7.5	3.0	7.8	3.2
Investment	2.7	1.1	3.1	1.3
Capital transfers	4.7	1.9	4.7	1.9
Central government balance	(4.1)	(1.6)	(8.4)	(3.5)

Notes:

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.
(3)	Expressed as a percentage of GDP for 2023.
(4)	Expressed as a percentage of GDP for 2024.

Source: Chilean Budget Office.

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt was US$48.5 billion as of September 30, 2024, and US$44.3 billion as of September 30, 2023.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

	As of September 30,
	2023	2024
IDB	2,629	2,647
IBRD (World Bank)	150	150
Bonds	41,440	45,699
IDA (World Bank)	-	-
Others	77	55
Total	44,295	48,552

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, By Currency
(in millions of US$)

	As of September 30,
	2023	2024
United States Dollar	30,428	32,124
Euro	13,557	16,115
Chilean Pesos	310	313
Other	-	-
Total	44,295	48,552

Source: Chilean Budget Office.

Debt Record

Net consolidated debt as a percentage of GDP increased from 24.2% as of September 30, 2023 to 26.9% as of September 30, 2024, mainly driven by an increase in the central government debt.

The following tables set forth the net debt of the Chilean Central Bank and Central Government as of the dates indicated:

Net Consolidated Debt of the Chilean Central Bank and Central Government
(as a % of GDP)

	As of September 30,
	2023	2024
Net Consolidated Debt	24.2	26.9

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos for each nine-month period)

	As of September 30,
	2023	2024
Liabilities	55,068,736	30,019,093
Chilean Central Bank notes and bonds(1)	48,608,372	22,265,042
Fiscal deposits	134	43
Others(2)	6,460,229	7,710,891
Assets without subordinated debt	59,323,126	41,969,855
Net international reserves (in US$ million)	41,402	45,629
Others(3)	21,778,036	1,075,133
Total Net Debt without subordinated debt(1) (2)	(4,254,391)	(11,950,762)

Notes:

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos for each nine-month period except as indicated)

	As of September 30,
	2023	2024
Debt in pesos	67,991,268	83,317,605
External debt	—	—
Domestic debt	67,991,268	83,317,605
Assets in pesos	24,103,901	23,675,795
Assets in pesos, without public enterprises(1)	24,103,901	23,675,795
Chilean Central Bank Deposits	—	—
Financial debt of public enterprises with the central government	—	—
Net debt in pesos(2)	43,887,367	59,641,810
Debt in U.S. dollars (in US$ million)	44,295	48,552
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	44,295	48,552
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	14,424	25,048
Net debt in U.S. dollars (in US$ million)	29,871	23,504
Total Financial debt(4)	108,160,092	126,832,111
Total Financial assets(5)	37,184,551	46,125,123
Total net financial debt	70,975,541	80,706,989
Total net financial debt of central government (% of GDP)	19.4%	26.9%

Notes:

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes the Oil Stabilization Fund, the Sovereign Wealth Funds, the Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at September 30 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at September 30 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the General Comptroller.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of September 30, 2024, central government liabilities represented 42.4% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 26.9% of GDP as of September 30, 2024.

Chilean Central Bank Debt and Consolidated Debt

As of September 30, 2024, the liabilities of the Chilean Central Bank exceeded its assets, resulting in net indebtedness equivalent to 4.0% of GDP. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of September 30, 2024 represented 23% of GDP.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also disclose information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of September 30, 2024, the total amount of public guarantees totaled 2.0% of GDP, as compared with 1.6% of GDP as of September 30, 2023.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.03% of GDP as of September 30, 2024. This debt will be paid progressively as the workers who contributed to the old pension system retire.

Central Government External Bonds

As of January 6, 2025, Chile had the following global bonds outstanding:

•	1.625% €1,583,458,000 Notes due January 30, 2025;

•	3.125% US$264,832,000 Notes due March 27, 2025;

•	1.750% €975,280,000 Notes due January 20, 2026;

•	3.125% US$600,788,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$1,793,691,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	4.850% US$1,700,000,000 Notes due January 22, 2029;

•	1.440% €670,697,000 Notes due February 1, 2029;

•	1.875% €1,273,559,000 Notes due May 27, 2030;

•	2.450% US$1,465,534,000 Notes due January 31, 2031;

•	3.875% €1,600,000,000 Notes due July 9, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	3.500% US$1,500,000,000 January 31, 2034;

•	4.125% €1,175,688,963 July 5, 2034;

•	4.950% €1,649,852,623 January 5, 2036;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 27, 2042;

•	3.625% US$330,062,000 Notes due October 30, 2042;

•	3.860% US$1,051,796,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052;

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	5.330% US$1,481,658,578 Notes due January 5, 2053;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Internal Bonds

As of January 6, 2025, Chile had the following local bonds outstanding:

•	0.0% Ps. 1,700,000 million treasury bonds due October 25, 2024;

•	0.0% Ps. 1,698,000 million treasury bonds due November 26, 2024;

•	2.5% Ps. 2,162,480 million treasury bonds due March 1, 2025;

•	4.5% Ps. 1,157,520 million treasury bonds due March 1, 2026;

•	0.0% Ps. 3,366,745 million treasury bonds due May 6, 2027;

•	4.9% Ps. 807,080 million treasury bonds due Nov 1, 2027;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 828,435 million treasury bonds due October 1, 2028;

•	0.0% Ps. 4,376,510 million treasury bonds due April 1, 2029;

•	5.8% Ps. 1,981,590 million treasury bonds due October 1, 2029;

•	4.7% Ps. 4,320,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 2,050 million treasury bonds due January 1, 2032;

•	6.0% Ps. 4,910,980 million treasury bonds due April 1, 2033;

•	2.8% Ps. 305,515 million treasury bonds due October 1, 2033;

•	6.0% Ps. 3,650 million treasury bonds due January 1, 2034;

•	7.0% Ps. 1,000,000 million treasury bonds due May 1, 2034;

•	5.8% Ps. 1,750,000 million treasury bonds due October 1, 2034;

•	5.0% Ps. 4,120,200 million treasury bonds due March 1, 2035;

•	5.3% Ps. 1,968,410 million treasury bonds due November 1, 2037;

•	6.2% Ps. 1,680,755 million treasury bonds due October 1, 2040;

•	6.0% Ps. 3,397,970 million treasury bonds due January 1, 2043;

•	5.1% Ps. 2,720,565 million treasury bonds due July 15, 2050;

•	6.1% Ps. 320,000 million treasury bonds due Abril 1, 2056;

•	0.0% UF 20,152 thousand treasury bonds due March 1, 2025;

•	2.6% UF 435 thousand treasury bonds due September 1, 2025;

•	1.5% UF 92,719 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 300 thousand treasury bonds due March 1, 2028;

•	0.0% UF 134,163 thousand treasury bonds due October 1, 2028;

•	3.0% UF 458 thousand treasury bonds due March 1, 2029;

•	3.0% UF 1,448 thousand treasury bonds due January 1, 2030;

•	1.9% UF 143,953 thousand treasury bonds due September 1, 2030;

•	3.0% UF 168 thousand treasury bonds due January 1, 2032;

•	0.0% UF 92,200 thousand treasury bonds due October 1, 2033;

•	3.0% UF 178 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,219 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,676 thousand treasury bonds due March 1, 2039;

•	3.4% UF 24,000 thousand treasury bonds due October 1, 2039;

•	3.0% UF 1,533 thousand treasury bonds due January 1, 2040;

•	3.0% UF 262 thousand treasury bonds due January 1, 2042;

•	3.0% UF 188,450 thousand treasury bonds due January 1, 2044;

•	2.1% UF 117,564 thousand treasury bonds due July 15, 2050; and

•	2.8% UF 17,000 thousand treasury bonds due November 1, 2055.